Filed Pursuant to Rule 424(b)(5)

Registration No. 333-120098

Prospectus Supplement to Prospectus dated November 5, 2004

Republic of Panama

US$ 250,000,000

8.125% Global Bonds due 2034

The Republic of Panama will pay interest on the global bonds semi-annually on April 28 and October 28 of each year, beginning on October 28, 2005. The global bonds will mature on April 28, 2034. The global bonds are not redeemable prior to maturity.

The global bonds are direct, unconditional, unsecured and general obligations of the Republic of Panama.

The global bonds will be a further issuance of, and will be consolidated to form a single series with, the Republic of Panama’s outstanding 8.125% Global Bonds due 2034 that were issued on January 28, 2004. The total principal amount of the previously issued global bonds and the global bonds now being issued will be US$500,000,000.

The global bonds will be designated Collective Action Securities and, as such, will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to much of the Republic of Panama’s outstanding public external indebtedness. Under these provisions, which are described in the sections entitled “Description of the Global Bonds—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement, the Republic of Panama may amend the payment provisions of the global bonds and certain other terms with the consent of the holders of 75% of the aggregate principal amount of the outstanding global bonds.

Application will be made to admit and trade the global bonds on the Luxembourg Stock Exchange regulated market pursuant to European Union directive CE 2003/71.

SEE “RISK FACTORS” BEGINNING ON PAGE S-8 TO READ ABOUT CERTAIN RISKS YOU SHOULD CONSIDER BEFORE INVESTING IN THE GLOBAL BONDS.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved the global bonds or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Global Bond	Total
Public offering price(1)	113.25%	US$ 283,125,000
Underwriting discounts and commissions	0.30%	US$ 750,000
Proceeds, before expenses, to Panama	112.95%	US$ 282,375,000

(1)	Plus accrued interest totaling US$5,811,632 from April 28, 2005 to August 11, 2005, the date Panama expects to deliver the global bonds offered by this prospectus supplement, and additional interest, if any, from August 11, 2005.

The global bonds will be ready for delivery in book-entry form only through the facilities of the Depository Trust Company, or DTC, against payment on or about August 11, 2005.

Deutsche Bank Securities

The date of this prospectus supplement is August 4, 2005.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you should consider before investing in the global bonds. You should read this entire prospectus supplement and the accompanying prospectus carefully.

The Issuer

Overview

Panama is located on the narrowest point of the Central American isthmus, which connects the continents of North America and South America. It has a coastline of approximately 1,868 miles on the Caribbean Sea and Pacific Ocean, and is bordered on the east by Colombia and on the west by Costa Rica. Panama has a national territory of approximately 29,157 square miles situated within its coastline and 345 miles of land borders, and includes numerous coastal islands. The Panama Canal, one of the most important commercial waterways in the world, which connects the Atlantic and Pacific Oceans, bisects the country running northwest to southeast.

As of December 31, 2004, Panama had an estimated population of 3.17 million and a population density of 108.7 people per square mile. Panama City, Panama’s capital and its largest city, is the political, financial, commercial, communications and cultural center of Panama. Panama City’s population is estimated to comprise 14.0% of Panama’s total population. Other principal cities are San Miguelito, a suburb of Panama City (estimated to comprise 10.5% of the total population), and Colón, located at the northern terminus of the Panama Canal (estimated to comprise 1.2% of the total population).

Government

Panama is a republic with a representative form of government. In 1972, the original version of the current Constitution was adopted (the fourth in Panama’s history), setting forth the structure of the Government, individual and collective rights and duties, and the division of powers among the executive, legislative and judicial branches.

Executive power is vested in the President and the presidentially appointed Ministers, who constitute the Cabinet. The President, the First Vice-President and the Second Vice-President are each elected by direct, universal suffrage for a term of five years. The President and Vice-Presidents may not be reelected to the same office within ten years after the expiration of their term. In the event the President is unable to finish a term, the First Vice-President would succeed to the presidency.

National legislative power is vested in the National Assembly (“Assembly”), Panama’s unicameral legislative body. The number of electoral circuits, each comprising between 20,000 and 40,000 persons, determines the number of legislators; as of December 31, 2004, the Assembly consisted of 78 members. The full Assembly is elected by universal suffrage every five years. Members of the Assembly are not subject to limits on the number of terms in office to which they may be elected. The Assembly has, among other powers, the power to enact legislation, ratify treaties, approve the budget and ratify the appointment of the Comptroller General, the Attorney General and justices of the Supreme Court of Justice (the “Supreme Court”).

Judicial power is vested in the Supreme Court and various lower tribunals. The President appoints the nine justices of the Supreme Court for staggered ten-year terms, with two justices being selected every two years, subject to ratification by the Assembly. Lower court judges are appointed by the Supreme Court. The judicial branch prepares its own budget and sends it to the executive branch for inclusion in the general budget presented to the Assembly for approval. The Supreme Court is the final court of appeal and has the power to declare null and void laws, regulations or other acts of the executive or legislative branches that conflict with the Constitution.

Panama is administratively divided into nine provinces and three territories. In each province, executive power is exercised by a governor who is appointed by the President. There are no provincial legislative or judicial bodies. Provincial governments do not have independent budgets. Within each province are municipalities that are, in turn, divided into precincts. Each municipality has a municipal council and a mayor, who exercises executive power. Mayors and members of municipal councils are elected by direct, universal suffrage for five-year terms. Municipalities levy and collect municipal taxes and adopt their own budgets for financing local projects

Martin Torrijos, a leader of the Partido Revolucionario Democrático (“PRD”), was elected president of Panama for a five-year term with 47.4% of the vote and took office on September 1, 2004. President Torrijos’ initial development plan, Alianza para la Patria Nueva (or “Alliance for a New Homeland”), contemplates wide-ranging reforms, including reforms to the Constitution, fiscal system, public sector, and judiciary. Dr. Ricaurte Vásquez Morales serves as Panama’s Minister of Economy and Finance.

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 2000 through 2004:

	2000(R)		2001(R)		2002(R)		2003(R)		2004(E)
Economic Data:
GDP(2)	$11,621		$11,808		$12,272		$12,862	(P)	$13,734	(E)
GDP (constant dollars)(3)	11,371		11,436		11,691		12,196	(P)	12,957	(E)
GDP (% change, constant dollars)(3)	2.7%		0.6%		2.2%		4.3	%(P)	6.2	%(E)
Service Sector (% change, constant dollars)(3)(4)	6.3		1.8		1.0		3.7		7.0
Other (% change, constant dollars)(3)(5)	(0.6)		(5.5)		(0.6)		7.4		6.7
Population (millions)	2.85		2.90		3.06		3.12		3.17
CPI (% change)(6)	0.7%		0.0%		1.8%		1.7%		1.5%
Unemployment	...		11.2%		10.9%		10.9%		9.2%

Public Finance:

Total Consolidated Non-Financial Public Sector Revenues	$3,007		$3,014		$2,963		$2,869		$2,995
Total Consolidated Non-Financial Public Sector Expenditures(7)	2,587		2,685		2,764		3,020		3,194
Overall Surplus (Deficit)	(94)		(289)		(415)		(623)		(691)
As % of Current GDP(2)	(4.8)%		(2.4)%		(3.4)%		(4.8)%		(5.0)%
Central Government Surplus (Deficit)	(152	)(P)	(342	)(P)	(345	)(P)	(489)		(768)
As % of Current GDP(2)	(1.3	)%(P)	(2.9	)%(P)	(2.8	)%(P)	(3.8)%		(5.6)%

Public Debt (at December 31):

Internal Debt	$2,128		$2,138		$2,172		$2,158		$2,758
External Debt	5,604		6,263		6,349		6,504		7,219
Total Public Debt	7,732		8,401		8,521		8,662		9,977
Public Debt (as % of current GDP)(2)
Internal Debt	18.3%		18.1%		17.7%		16.8%		20.1%
External Debt	48.2		53.0		51.7		50.6		52.6

Trade Data:

Exports (f.o.b.) Goods (8)	$5,839		$5,992		$5,315		$5,049		$5,886
Imports (c.i.f.) Goods (8)	(6,981)		(6,689)		(6,350)		(6,162)		(6,981)
Merchandise Trade Balance	(1,143)		(696)		(1,035)		(1,113)		(1,585)
Current Account Surplus (Deficit)	(716)		(174)		(96)		(437)		(1,104)
Overall Balance of Payments Surplus (Deficit) (9)	(328)		644		146		(153)		(395)
Total Official Reserves (at December 31)(10)	707		1,075		1,166		992		611

...	Not available.
(R)	Revised figures.
(E)	Estimated figures.
(P)	Preliminary figures.
(1)	All monetary amounts in millions of U.S. dollars at current prices, unless otherwise noted.
(2)	Nominal GDP figures reflect a revised base year of 1996.
(3)	Constant GDP figures are based on 1996 constant dollars.
(4)	Including real estate, public administration, commerce, hotels and restaurants, financial services, transportation, the Colón Free Trade Zone, Panama Canal and public utilities.
(5)	Including manufacturing, agriculture and construction.
(6)	End of period. The CPI figure for 2004 has been calculated using a newly-adopted methodology and a revised base year of 2002. Figures prior to 2004 have been calculated using an earlier methodology with a base year of 1987.
(7)	Excluding external interest payments of $514 million in 2000, $618 million in 2001, $614 million in 2002, $472 million in 2003 and $492 million in 2004.
(8)	Including the Colón Free Trade Zone.
(9)	Figures were calculated pursuant to the V Version of the Balance of Payments Manual prepared by the IMF.
(10)	Including Panama’s reserve position at the IMF, Special Drawing Rights (SDR) holdings and deposits abroad and foreign currency holdings of the National Bank of Panama.

Sources: Office of the Comptroller General, the National Bank of Panama and Ministry of Economy and Finance.

The Global Bonds

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus.

Issuer	Republic of Panama.

Title of Security	8.125% Global Bonds due 2034.

Aggregate Principal Amount	$250,000,000.

Maturity Date	April 28, 2034.

Interest Rate	8.125% per annum.

Issue Price	113.25%, plus accrued interest from April 28, 2005, the last interest payment date under the previously issued global bonds, to August 11, 2005, and additional interest, if any, from August 11, 2005.

Interest Payment Dates	April 28 and October 28 of each year, starting October 28, 2005.

Single Series	The global bonds will be a further issuance of, and will be consolidated to form a single series with, the U.S.$250,000,000 aggregate principal amount of Panama’s outstanding 8.125% Global Bonds due 2034 that were previously issued on January 28, 2004.

Form	The global bonds will be represented by one or more book-entry securities in fully registered form, without coupons, which will be registered in the name of, and deposited with a custodian for, The Depository Trust Company (“DTC”). Beneficial interests in the global bonds will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants, unless certain contingencies occur, in which case the global bonds will be issued in definitive form. See “Description of the Global Bonds—Definitive Global Bonds” in this prospectus supplement.

Book-Entry System	Upon the issuance of the global bonds as book-entry securities, DTC or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the global bonds represented by the book-entry securities to the accounts of institutions (“DTC participants”) that have accounts with DTC or its nominee that the underwriter designates. Ownership of beneficial interests in the book-entry securities will be limited to DTC participants or persons that may hold interests through DTC participants. Ownership of beneficial interests in the book-entry securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of DTC participants) and on the records of DTC participants (with respect to interests of persons other than DTC participants). Investors may elect to hold interests in the global bonds through any of DTC, Euroclear Bank S.A./N.V., as operator of the Euroclear System plc (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) if they are participants of such systems, or indirectly through organizations which are participants in such systems.

Payment of Principal and Interest	Principal and interest on the global bonds will be payable in U.S. dollars or other legal tender of the United States of America. As long as the global bonds are in the form of book-entry securities, payment of principal and interest to investors shall be made through the facilities of DTC.

Redemption	The global bonds will not be redeemable prior to maturity and are not entitled to the benefit of any sinking fund.

Ranking	The global bonds will constitute direct, unconditional and general obligations of Panama and will rank equally in right of payment with all other indebtedness issued in accordance with the fiscal agency agreement and with all other unsecured and unsubordinated Indebtedness of Panama. See “Description of the Global Bonds—General Terms of the Global Bonds” in this prospectus supplement and “Debt Securities—Status of the Debt Securities” in the accompanying prospectus.

Negative Pledge	The global bonds will contain certain covenants, including restrictions on the incurrence of certain liens. See “Debt Securities—Negative Pledge” in the accompanying prospectus.

Events of Default	The global bonds will contain events of default, the occurrence of which may result in the acceleration of Panama’s obligations under the global bonds prior to maturity upon notice by holders of at least 25% of the aggregate principal amount of the outstanding global bonds. See “Description of the Global Bonds—Default; Acceleration of Maturity” in this prospectus supplement.

Collective Action Clauses	The global bonds will be designated Collective Action Securities and, as such, will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to much of Panama’s outstanding public external indebtedness. The provisions described in this prospectus supplement will govern the global bonds. These provisions are commonly referred to as “collective action clauses”. Under these provisions, Panama may amend certain key terms of the global bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding global bonds. See “Description of the Global Bonds—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Listing	Application will be made to admit and trade the global bonds on the Luxembourg Stock Exchange regulated market pursuant to European Union directive CE 2003/71.

Fiscal Agent	The global bonds will be issued pursuant to a fiscal agency agreement, dated as of September 26, 1997, as amended as of September 4, 2003, between Panama and JPMorgan Chase Bank, N.A., as fiscal agent, paying agent, transfer agent and registrar.

Taxation	For a discussion of the Panamanian and United States tax consequences associated with the global bonds, see “Taxation—Panamanian Taxation” and “—United States Taxation” in this prospectus supplement and “Debt Securities—Tax Withholding; Payment of Additional Amounts” in the prospectus. Investors should consult their own tax advisors in determining the foreign, U.S. federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the global bonds.

Governing Law	The laws of the State of New York will be the governing law except with respect to the authorization and execution of the global bonds, which will be governed by the laws of the Republic of Panama.

Further Issues	From time to time, without the consent of holders of the global bonds, and subject to the required approvals under Panamanian law, Panama may create and issue additional debt securities with the same terms and conditions as those of the global bonds (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the global bonds have as of the date of issuance of such additional debt securities. Panama may also consolidate the additional debt securities to form a single series with the outstanding global bonds. See “Description of the Global Bonds—Further Issues of the Global Bonds” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Clearing Reference Numbers	The clearing reference numbers for the global bonds are:

ISIN: US698299AT16

Common Code: 018498723

CUSIP: 698299AT1

RISK FACTORS

This section describes certain risks associated with investing in the global bonds. You should consult your financial and legal advisors about the risk of investing in the global bonds. Panama disclaims any responsibility for advising you on these matters.

Risk Factors Relating to the Global Bonds

The price at which the bonds will trade in the secondary market is uncertain.

Panama has been advised by the underwriter that it intends to make a market in the global bonds but are not obligated to do so and may discontinue market making at any time without notice. Application has been made to list the global bonds on the Luxembourg Stock Exchange. No assurance can be given as to the liquidity of the trading market for the global bonds. The price at which the global bonds will trade in the secondary market is uncertain.

The global bonds will contain provisions that permit Panama to amend the payment terms without the consent of all holders.

The global bonds will contain provisions regarding acceleration and voting on future amendments, modifications and waivers, which are commonly referred to as “collective action clauses.” Under these provisions, certain key terms of the global bonds may be amended, including the maturity date, interest rate and other payment terms, with the consent of the holders of 75% of the aggregate principal amount of the outstanding global bonds. See “Description of the Global Bonds—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Risk Factors Relating to Panama

Panama is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

Panama is a foreign sovereign state. As a result, it may be difficult or impossible for investors to obtain or enforce judgments against Panama whether in an investor’s own jurisdiction or elsewhere. See “Jurisdiction and Enforcement” in the accompanying prospectus.

Certain economic risks are inherent in any investment in an emerging market country such as Panama.

Investing in an emerging market country such as Panama carries economic risks. These risks include many different factors that may affect Panama’s economic results, including the following:

•	interest rates in the United States and financial markets outside Panama;

•	changes in economic or tax policies;

•	the imposition of trade barriers;

•	general economic and business conditions in Panama and the global economy;

•	the ability of the Panama Canal to remain a competitive route for inter-oceanic transportation;

•	the ability of Panama to effect key economic reforms;

•	the impact of hostilities or political unrest in other countries that may affect international trade, commodity prices and the global economy; and

•	the decisions of international financial institutions regarding the terms of their financial assistance to Panama.

Any of these factors, as well as volatility in the markets for securities similar to the global bonds, may adversely affect the liquidity of, and trading markets for, the global bonds. See “Forward-looking Statements” in this prospectus supplement.

Panama’s U.S. dollar monetary arrangements impose constraints on fiscal and monetary policies and on its ability to finance deficits.

Public finance in Panama is heavily influenced by the U.S. dollar-based monetary arrangements in place since 1904. Panama has used the U.S. dollar as its legal tender since shortly after gaining its independence. The national currency, the Balboa, is used primarily as a unit of account linked to the U.S. dollar at a ratio of one dollar per one Balboa. The Government does not print paper currency, although a limited amount of coinage is minted. Although the absence of a printed national currency and the general absence of domestic budgetary financing through the banking system (other than from 1987 to 1989) reduce the risk of runaway inflation, they do impose constraints on fiscal and monetary policy, particularly for responding to external shocks, that are not present in countries that can finance their deficits by printing local currency. Panama’s non-financial public sector deficit rose from 0.8% of GDP in 2000 to 2.4% of GDP in 2001 before rising to 3.4% of GDP in 2002 and 4.8% of GDP in 2003. In 2004, Panama’s non-financial public sector balance registered a deficit of 5.0% of nominal GDP, in part because of a change in methodology that excluded from the calculation of the 2004 deficit expected Banco Nacional dividends, the Panama Canal’s financial results and the savings generated by the government’s liability management operations. See “Recent Developments—The Economy” in this prospectus supplement. As of June 30, 2005, Panama’s non-financial public sector balance registered a deficit of 1.1% of nominal GDP. A significant increase in such deficits in the future could result in an increase in Panama’s debt, which could in turn have an adverse effect on Panama’s ability to service its debt.

An adverse change in Panama’s debt-to-GDP ratio could increase the burden on servicing Panama’s debt.

Panama’s ratio of total public sector debt to GDP increased from 68.0% in 1999 to 71.2% in 2001 before declining to 67.3% in 2003. However, the ratio of total public sector debt to GDP rose again to 72.7% in 2004. Any significant increase in Panama’s public sector debt-to-GDP ratio could have an adverse effect on Panama’s ability to service its debt. See “Recent Developments—The Economy” in this prospectus supplement.

ABOUT THIS PROSPECTUS SUPPLEMENT

The Republic of Panama, having taken all reasonable care to ensure that such is the case, confirms that the information contained in this prospectus supplement and the accompanying prospectus dated November 5, 2004 is, to the best of Panama’s knowledge, in accordance with the facts and contains no material omission likely to affect its import. Panama accepts responsibility accordingly.

You should rely on information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. Panama has not authorized anyone else to provide you with any other information. You should not rely on any other information in making your investment decision. You should not assume that the information in this prospectus supplement or the accompanying prospectus, or the information Panama has previously filed with the Securities and Exchange Commission (the “Commission”) and incorporated by reference in this prospectus supplement and the accompanying prospectus, is accurate as of any date other than their respective dates. Panama’s economic, fiscal or political circumstances may have changed since such dates.

Panama is not offering to sell or soliciting offers to buy any securities other than the global bonds offered under this prospectus supplement, nor is Panama offering to sell or soliciting offers to buy the global bonds in places where such offers are not permitted by applicable law.

The global bonds described in this prospectus supplement are debt securities of Panama being offered under Registration Statement No. 333-120098 filed with the Commission under the U.S. Securities Act of 1933, as amended; the accompanying prospectus is part of the registration statement. The accompanying prospectus provides you with a general description of the securities that Panama may offer, and this prospectus supplement contains specific information about the terms of this offering and the global bonds. This prospectus supplement also adds, updates or changes information provided or incorporated by reference in the accompanying prospectus. Consequently, before you invest, you should read this prospectus supplement together with the accompanying prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Those documents contain information regarding Panama, the global bonds and other matters. The registration statement, any post-effective amendments thereto, the various exhibits thereto, and the documents incorporated therein by reference, contain additional information about Panama and the global bonds. All such documents may be inspected at the office of the Commission. Certain terms used but not defined in this prospectus supplement are defined in the prospectus.

References to “US$”, “U.S.$” or “$” in this prospectus supplement are to U.S. dollars.

References to the “Republic” or “Panama” are to the Republic of Panama.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the global bonds in certain jurisdictions may be restricted by law. Persons who receive copies of this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. See “Plan of Distribution” in this prospectus supplement.

Panama is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Panama. See “Jurisdiction and Enforcement” in the accompanying prospectus.

TABLE OF REFERENCES

The information incorporated by reference from Panama’s annual report on Form 18-K includes, but is not limited to, the following items:

EC No. 809/2004 Item	Annual Report on Form 18-K for 2003

Issuer’s position within the governmental framework	“The Republic of Panama—Form of Government and Political Parties” on pages D-8 to D-10 of Exhibit D

Geographic location and legal form of the issuer	“The Republic of Panama” on pages D-7 to D-10 of Exhibit D

Recent events relevant to the issuer’s solvency	“The Panamanian Economy—Reforms and Development Programs” and “—Economic Performance—1999 Through 2003” on pages D-12 to D-21 of Exhibit D

Structure of the issuer’s economy	“Structure of the Panamanian Economy” on pages D-26 to D-37, “The Panama Canal” on pages D-38 to D-42 and “The Colón Free Zone” on page D-43 of Exhibit D

Gross domestic product	“The Panamanian Economy—Gross Domestic Product” on pages D-22 to D-25 of Exhibit D

Panama’s political system and government	“The Republic of Panama—Form of Government and Political Parties” on pages D-8 to D-10 of Exhibit D

Tax and budgetary systems of the issuer	“Public Finance—Central Government Budget” and “—Taxation” on pages D-49 to D-50 and D-50 to D-51 of Exhibit D

Gross public debt of the issuer	“Public Sector Debt” on pages D-69 to D-77 of Exhibit D

Foreign trade and balance of payments	“Foreign Trade and Balance of Payments” on pages D-62 to D-68 of Exhibit D

Foreign exchange reserves	“Public Finance—International Reserves” on pages D-53 to D-54 of Exhibit D

Financial position and resources	“Public Finance” on pages D-49 to D-54 of Exhibit D

Income and expenditure figures and 2004 Budget	“Public Finance—Central Government Budget” on pages D-49 to D-50 of Exhibit D

FORWARD-LOOKING STATEMENTS

Panama has made forward-looking statements in this prospectus supplement and the accompanying prospectus. Statements that are not historical facts are forward-looking statements. These statements are based on Panama’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Panama undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Panama cautions you that many factors could affect the future performance of the Panamanian economy. These factors include, but are not limited to:

•	interest rates in the United States and financial markets outside Panama;

•	changes in economic or tax policies;

•	the imposition of trade barriers;

•	general economic and business conditions in Panama and the global economy;

•	the ability of the Panama Canal to remain a competitive route for inter-oceanic transportation;

•	the ability of Panama to effect key economic reforms;

•	the impact of hostilities or political unrest in other countries that may affect international trade, commodity prices and the global economy; and

•	the decisions of international financial institutions regarding the terms of their financial assistance to Panama.

USE OF PROCEEDS

The net proceeds from the sale of the global bonds will be approximately $282,250,000 after deduction of the underwriting commission and the net expenses payable by Panama, estimated to be $125,000. Panama will use the proceeds for general budgetary purposes.

RECENT DEVELOPMENTS

The information included in this section supplements the information about Panama contained in Panama’s annual report for the year ended December 31, 2003 on Form 18-K filed with the Commission on September 27, 2004, as amended. To the extent the information in this section is inconsistent with the information contained in such amended annual report, the information in this section replaces such information. Initially capitalized terms used in this section have the respective meaning assigned to those terms in such amended annual report.

Government

Martin Torrijos (“Torrijos”), leader of the Partido Revolucionario Democrático (“PRD”), was elected president for a five-year term with 47.4% of the vote, and took office on September 1, 2004. Torrijos’ coalition, consisting of the PRD and the Partido Popular (“PP”), won a majority of the 78 seats available in the National Assembly, with the PRD and the PP securing 38 and 3 seats, respectively. The Partido Arnulfista (“PA”) secured 17 seats and the Partido Solidaridad (“Solidarity Party”) secured 9 seats. Torrijos’ initial development plan, Alianza para la Patria Nueva (or “Alliance for a New Homeland”) contemplates wide-ranging reforms, including reforms to the Constitution, fiscal system, public sector and judiciary. Before assuming office, Torrijos also pledged to seek enhancements in consumer protection, to combat corruption and to promote sustainable economic and human development.

In November 2004, the National Assembly ratified Legislative Act No. 1 of July 27, 2004, amending the Constitution. As a result of these amendments, beginning with national elections in 2009, the executive branch will have one vice president and membership of the National Assembly will be limited to 71. In addition, the Supreme Court will be permitted to conduct investigations of National Assembly members without specific authorization from the National Assembly.

The Economy

Panama’s economy grew in virtually all sectors during 2004 and the first quarter of 2005. Panama’s gross domestic product (“GDP”) registered a real increase of 6.2% in 2004 compared to 2003 and 6.5% in the first quarter of 2005 compared to the same period of 2004. Accumulated inflation, as measured by the consumer price index (“CPI”), was 1.5% in 2004. Accumulated inflation, as measured by the CPI, was 3.0% for the twelve-month period ending March 31, 2005. This increase was attributable to higher prices for petroleum and certain agricultural products resulting from decreases in production caused by severe weather during the first quarter of 2005.

In 2004, the primary sector grew an estimated 5.9% compared to 2003. In particular, the agriculture sector grew 2.4% in 2004 compared to 2003. This increase is primarily attributable to a continued growth in melon and pineapple exports and an increase in the price of tuna. In the first quarter of 2005, the primary sector continued to grow an estimated 10.7% compared to the same period of 2004, with the agriculture sector growing 10.6% compared to the same period of 2004 due to an increase in the price of coffee and continued growth in melon and pineapple exports.

The transportation and telecommunications sector grew by an estimated 13.5% in 2004 compared to 2003 and an estimated 11.0% in the first quarter of 2005 compared to the same period of 2004 due to increased cellular phone usage and the opening to competition of the international telecommunications market. Port activities grew 22.4% in 2004 compared to 2003 and 20.2% in the first quarter of 2005 compared to the same period of 2004 due to the increased movement of containers. Mining activities increased 33.7% in 2004 compared to 2003 and 1.6% in the first quarter of 2005 compared to the same period of 2004 due to high demand for mining products from construction activity. The construction industry grew by 16.0% in 2004 compared to 2003 and 2.2% in the first quarter of 2005 compared to the same period of 2004 due to the large number of construction projects, in both the commercial and residential sectors, as a result of favorable interest rates. Activities of the Colón Free Trade Zone (or the “CFZ”) increased 19.0% in 2004 compared to 2003 and 14.7% in the first quarter of 2005 compared to the same period of 2004. This increase is primarily attributable to the continued economic recovery of South America.

Panama Canal activities grew 7.1% in 2004 compared to 2003 and 4.8% in the first quarter of 2005 compared to the same period of 2004 due to an increase in canal traffic and cargo volume. The public utilities sector grew by 8.8% in 2004 compared to 2003 and 1.0% in the first quarter of 2005 compared to the same period of 2004. These increases are in part attributable to increased hydroelectric power generation due to the opening of the new Estí power plant, expanded activity of the Bayano power plant and increased demand from construction projects and new shopping centers. In 2004, the only sector that declined was the financial intermediation sector, which fell 2.6% in 2004 compared to 2003. This decrease occurred despite an increase in external and internal credit in 2004 compared to 2003. However, the financial intermediation sector grew 4.3% in the first quarter of 2005 compared to the same period of 2004. The manufacturing sector grew 2.6% in 2004 compared to 2003 due in part to an increase in the production of food and beverages and construction-related materials, but declined 1.0% in the first quarter of 2005 compared to the same period of 2004.

Panama’s net exports of goods and services rose by 12.6% in 2004 compared to 2003. In 2004, Panama’s imports of goods, excluding the CFZ, rose 15.1% compared to 2003.

The current account with respect to operations of the Central Government registered a deficit of $768.0 million (or 5.6% of nominal GDP) in 2004, up from a deficit of $489.2 million (or 3.8% of nominal GDP) in 2003. In 2004, Panama’s non-financial public sector balance registered a deficit of approximately $691.0 million (or 5.0% of nominal GDP), up from $623.4 million (or 4.8% of nominal GDP) in 2003. In 2004, the Torrijos administration revised the methodology used by the former Government to calculate the non-financial public sector deficit. The revised methodology used to calculate the 2004 deficit does not include expected Banco Nacional dividends, the Panama Canal Authority’s financial results or the savings generated by debt buy back operations, all of which were included under the previous administration’s methodology. The revised methodology uses cash-based accounting standards generally accepted by international financial institutions. As of June 30, 2005, Panama’s non-financial public sector balance registered a deficit of approximately $164.5 million (or 1.1% of nominal GDP).

In October 2004, the National Assembly passed Law No. 51, which suspends in fiscal years 2004 and 2005 the requirement, set forth in Law No. 20 of May 7, 2002 (the “Fiscal Responsibility Law”), that the annual fiscal deficit not exceed 2% of GDP. In September 2004, the Minister of Economy and Finance announced a number of measures to limit the non-financial public sector deficit for 2004, including austerity measures to reduce government expenditures for electricity, insurance, transportation and telecommunications. In October 2004, the Torrijos administration approved Cabinet Resolution No. 106, which imposed a $2.26 million reduction on government expenditures budgeted for the fourth quarter of 2004.

The Torrijos administration has substantially decreased the amount of accounts payable that existed when President Torrijos took office and reduced the average time for paying obligations to suppliers. The total value of accounts payable inherited by the current administration was approximately $503.1 million, including registered and non-registered debts. By December 31, 2004, the Government had reduced the inherited accounts payable to suppliers to $148.7 million and as of March 14, 2005, additional payments of $113.9 million had reduced such accounts payable to $34.8 million.

In February 2005, the National Assembly passed Law No. 6, introducing certain fiscal reforms aimed at increasing tax revenues and reducing the public sector deficit. The fiscal reforms provide for a gradual reduction of current Government expenditures for wages and salaries through a reduction in the size of the Government work force. Under Law No. 6, public institutions will submit to the Cabinet for approval specific plans to reduce by January 1, 2008 the number of public employees to a number no greater than the number of public employees as of December 31, 1999. The fiscal reforms seek to increase tax revenues through the creation of an alternative minimum income tax of 1.4%, a tax on activities in the CFZ, a tax on professional services, and a selective consumption tax on certain products, services and activities, such as jewelry, weapons, cable TV, cellular phones and casino and gaming activities. Certain tax provisions have been eliminated by the fiscal reforms, including taxes on sugar production, insurance and private pension plans. As a result of the fiscal reforms, the Government will discontinue the use of open-ended tax incentives and will create tax incentives that are limited to a specific amount and time period.

In October 2004, the National Assembly approved Law No. 52, which amends Law No. 20 of May 15, 1995, and reallocates certain funds from the Development Trust Fund to new projects, including aid for neighborhoods destroyed by floods in September 2004.

In October 2004, the Torrijos administration issued Cabinet Decree No. 36, authorizing a short-term $300 million line of credit with HSBC Bank USA, N.A., Panama Branch. As of December 31, 2004, the Government had repaid $80 million, the full amount disbursed under the line of credit as of that date. As of March 15, 2005, the expiration date of the line of credit, no further disbursements had been made.

In December 2004, the Torrijos administration issued Cabinet Decree No. 47, authorizing an eleven-year $350 million loan agreement with Banco Nacional de Panama (“BNP”), to refinance the short-term $350 million line of credit authorized by Cabinet Decree No. 50, dated December 17, 2003, and modified by Cabinet Decrees No. 12 and No. 24, dated May 26, 2004 and July 21, 2004, respectively.

The National Assembly approved Panama’s 2005 budget on November 21, 2004. The 2005 budget contemplates total expenditures of $6.192 billion, with budget estimates based on an anticipated 5.0% growth in nominal GDP and an anticipated consolidated non-financial public sector deficit of approximately $524.8 million (or approximately 3.6% of nominal GDP) for 2005.

There were no privatizations in 2004.

As of December 31, 2004, Panama’s external debt was equal to $7.219 billion, up from $6.504 billion as of December 31, 2003. The ratio of external debt to nominal GDP as of December 31, 2004 was 52.6% up from 50.6% in 2003. Panama’s total public sector debt as of December 31, 2004 was $9.977 billion, up from $8.662 billion as of December 31, 2003. As of March 31, 2005, Panama’s external debt was equal to $7.199 billion, down from $7.219 billion as of December 31, 2004. Panama’s total public sector debt as of March 31, 2005 was $9.957 billion, down from $9.977 billion as of December 31, 2004.

In January 2004, Panama launched an offer to purchase (“Offer to Purchase”) outstanding Brady Bonds, which offer was financed by a further issuance in February 2004 of $326 million of its 9.375% Global Bonds Due 2023, of which $430 million principal amount had been previously issued and are outstanding. Pursuant to the settlement of the Offer to Purchase, which occurred in February 2004, Panama repurchased approximately $406 million aggregate original principal amount of Brady Bonds, of which there were approximately $177 million aggregate original principal amount of Past-Due Interest Bonds Due 2016 (“PDIs”), approximately $221 million aggregate original principal amount of Interest Reduction Bonds Due 2014 (“IRBs”), approximately $5.5 million aggregate original principal amount of Par Bonds Due 2026 (“Par Bonds”) and approximately $2.5 million aggregate original principal amount of Discount Bonds Due 2026 (“Discount Bonds”). The consummation of the Offer to Purchase yielded a nominal net reduction of $57.0 million in Panama’s public sector debt balance and reduced the balance of outstanding Brady Bonds. As of March 31, 2005, outstanding Brady Bonds totaled $365.5 million, consisting of approximately $221.2 million aggregate principal amount of PDIs, approximately $121.4 million aggregate principal amount of IRBs, approximately $9.7 million aggregate principal amount of Par Bonds, and approximately $13.1 million aggregate principal amount of Discount Bonds.

In January 2004, Panama issued $250 million aggregate principal amount of its 8.125% Global Bonds Due 2034 containing collective action clauses. In November 2004, Panama issued $600 million aggregate principal amount of its 7.250% Global Bonds due 2015 containing collective action clauses.

In an effort to promote the development of Panama’s capital markets, the Government initiated, in July 2002, a program of Treasury Note issuances in the local market. In twelve monthly auctions from January 13, 2004 to December 1, 2004, the Government issued $208.2 million of 5.25% Treasury Notes due 2009. Proceeds from monthly Treasury Note auctions through December 2004 were allocated to the Government’s 2004 financing needs. In twelve monthly auctions from January 20, 2004 to December 14, 2004, Panama issued $319.6 million of zero-coupon Treasury Bills with six- and twelve-month maturities in Panama’s capital markets.

In five monthly auctions from January 11, 2005 to May 3, 2005, the Government issued $91.8 million of 5.25% Treasury Notes due 2009. In two monthly auctions on June 9 and July 5, 2005, the Government issued $126.6 million of 5.75% Treasury Notes due 2010. In six auctions from January 18, 2005 to June 14, 2005, Panama issued $121.0 million of zero-coupon Treasury Bills with varying maturities in Panama’s capital markets. On July 12, 2005, Panama retired $250 million of its 7.25% Treasury Notes due 2005, the first notes issued as part of the program initiated in July 2002.

In February 2005, the Torrijos administration issued Cabinet Decree No. 1, authorizing a $70 million syndicated loan with BNP Paribas as lead bank to finance the modernization and expansion of Tocumen International Airport, which is scheduled to be completed in 2006. Also in February 2005, the Torrijos administration issued Cabinet Decree No. 2, authorizing the signing of a $19.9 million loan agreement with the Inter-American Development Bank (“IADB”), which is intended to promote sustainable development within communities in the Panama Canal watershed.

In June 2005, the Government approved Law No. 17, reforming Panama’s social security system by raising the minimum retirement age for men from 62 to 65, and for women from 57 to 60. Additionally, Law No. 17 gradually increases employer contributions from 10.75% to 13.25% and employee contributions from 7.25% to 9% through 2010. As a result of the reforms, by 2015 employees will be required to make contributions into the social security system for 25 years (up from the current 15 year requirement) before becoming eligible to receive benefits. In June 2005, opponents of Law No. 17 organized nationwide protests. Teachers, construction and public health workers participated in several weeks of strikes and called for the abolition of Law No. 17. In response, on July 5, 2005, the Government postponed the effective date of Law No. 17 for 90 days to accommodate a national discussion to address the concerns of the unions and to assess proposed amendments to the law submitted by the private sector.

International Trade

Panama entered into a bilateral trade agreement with the Dominican Republic that became effective in December 2003, after each country ratified a negotiated list of 199 products for inclusion in the agreement. In May 2005, after a six-year interruption, Panama resumed negotiations to conclude a free trade agreement with Chile. In February 2005, Panama signed a second modification to the bilateral protocol with Colombia that includes a negotiated list of 219 products for Panama and 111 products for Colombia for inclusion under the protocol, effective March 17, 2005.

In April 2005, Panama concluded free trade negotiations with Singapore, which negotiations began in February 2004. Upon effectiveness, Panama will receive immediate zero-tariff access for all products exported to Singapore. Panama negotiated varying terms (0-10 years) for reduction in tariffs on agricultural and industrial imports from Singapore and excluded from the agreement more than 200 agricultural products, including rice, pork, dairy products and chicken. The agreement, which was negotiated in English, will be submitted to the National Assembly for approval once it has been translated into Spanish.

In November 2003, the United States Trade Representative notified the United States Congress of his intent to initiate free trade negotiations with the Republic of Panama. Negotiations with the United States on a comprehensive agreement began in the second quarter of 2004. The eighth round of free trade negotiations concluded in February 2005. Total trade between the two countries reached approximately $1.467 billion in 2004.

IMF Relationship

Panama’s most recent standby agreement with the International Monetary Fund (“IMF”) expired in March 2002, and no new standby facility has been arranged. In November 2004, the IMF initiated its Article IV review of Panama and concluded such review in March 2005. In this review, the IMF Executive Board noted Panama’s recent strong economic growth, which helped to lower unemployment and keep inflation low. The IMF also noted the importance of strengthening the competitiveness of the export-oriented service sector for Panama’s medium-term outlook and welcomed Panama’s commitment for further integration into the regional and global economy.

The Panama Canal

The Panama Canal Authority announced that total revenues for the quarter ending September 30, 2004 were $181.3 million, an increase of 9.7% over the same period in 2003. The increase is attributable to an increase in transits, fees and tonnage flow. Toll revenues for fiscal year 2004 reached $757.7 million, an increase of 13.8% over fiscal year 2003. Toll revenues for fiscal year 2003 were $666 million, an increase of 13.1% over fiscal year 2002.

On May 1, 2005, furthering changes to the toll structure that began in 2002, Panama implemented a revised measurement and pricing system applicable to full container vessels and other vessel types with on-deck container carrying capacity. The Panama Canal Authority adopted the Twenty Foot Equivalent Unit (“TEU”) as the new measurement unit for full container vessels, thereby replacing the Panama Canal Universal Measurement System (PC/UMS). As of May 1, 2005, fully dedicated container vessels are being charged based on the total number of TEUs the vessel can carry fully loaded, taking into account the visibility restriction imposed by the Panama Canal Authority that limits the height of on-deck containers. For other vessel types with on-deck container carrying capacity, the former PC/UMS system will be used to measure spaces below-deck and the TEU toll will be applied to the actual number of containers on-deck. Under the new system, vessels in ballast (not carrying containers or any other cargo above or below deck) are charged less than laden vessels.

The new measurement and pricing system is being phased-in over three years from May 2005. Under the new system, tolls increased nearly one-third from May 1, 2005 and will increase approximately 65% by the end of the phase-in period. Revenues generated by the new toll system will help fund the Canal’s modernization program.

The Canal investment plan for fiscal years 2004 through 2006 contemplates investments of more than $497 million, and includes such projects as deepening and widening of the Gaillard Cut, the Gatun Lake and the Pacific and Atlantic entrances of the Canal; acquisition of tugboats and towing locomotives; rehabilitation of railways for towing locomotives; and an increase in the capacity of the potable water system. In August 2004, the National Assembly approved the Panama Canal Authority’s budget for fiscal year 2005, allocating $190.7 million to the Canal’s investment plan.

The Panama Canal Authority has also begun studies with regard to the construction of a third set of locks that will accommodate vessels currently too large to traverse the Canal. When the plans are further developed, the Government will call a referendum to seek approval of the Canal expansion project.

On August 15, 2004, the span of the second bridge over the Panama Canal was completed at a total construction cost of $104.1 million. Work on the feeder roads is continuing.

DESCRIPTION OF THE GLOBAL BONDS

Panama will issue the global bonds under the fiscal agency agreement, dated as of September 26, 1997, as amended as of September 4, 2003, between Panama and JPMorgan Chase Bank, N.A., as fiscal agent. Panama has appointed a registrar, paying agent and transfer agent in accordance with the fiscal agency agreement.

The following description is a summary of the material provisions of the global bonds and the fiscal agency agreement. Because it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the global bonds. Therefore, Panama urges you to read the fiscal agency agreement and the form of global bond in making your decision on whether to invest in the global bonds. Panama has filed a copy of these documents with the Commission, and copies of these documents are available at the office of the fiscal agent in New York City.

The following description of the particular terms of the global bonds offered hereby supplements and replaces any inconsistent information set forth in the description of the general terms and provisions of the debt securities set forth in the prospectus.

General Terms of the Global Bonds

The global bonds:

•	will be issued in an aggregate principal amount of $250,000,000;

•	will mature at par, including any accrued and unpaid interest, on April 28, 2034;

•	will not be redeemable prior to maturity and are not entitled to the benefit of any sinking fund;

•	will bear interest at 8.125% per annum, calculated on the basis of a 360-day year, consisting of twelve 30-day months, from April 28, 2005, the last interest payment date under the previously issued global bonds;

•	will pay interest semi-annually in arrears in equal installments on April 28 and October 28 of each year, beginning October 28, 2005, to be paid to the person in whose name the global bond is registered at the close of business on the preceding April 13 for April 28 interest payments or October 13 for October 28 interest payments;

•	will be a further issuance of, and will be consolidated to form a single series with, the U.S.$250,000,000 aggregate principal amount of Panama’s outstanding 8.125% Global Bonds due 2034 that were previously issued on January 28, 2004;

•	upon issuance, will be direct, unconditional and general obligations of Panama and will rank equally in right of payment with all other indebtedness issued in accordance with the fiscal agency agreement and with all other unsecured and unsubordinated Indebtedness of Panama;

•	will be recorded on, and transferred through, the records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream, Luxembourg;

•	will be issued in fully registered form, without coupons, registered in the names of investors or their nominees in denominations of $1,000 and integral multiples of $1,000 in excess thereof; and

•	will be available in definitive form only under certain limited circumstances.

The global bonds will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to much of Panama’s outstanding public external indebtedness and described in the accompanying prospectus. These provisions are commonly referred to as “collective action clauses”. Under these provisions, Panama may amend certain key terms of the global bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding global bonds. Additionally, if an event of default has occurred and is continuing, the global bonds may be declared to be due and payable immediately by holders of not less than 25% of the aggregate principal amount of the outstanding global bonds. Those provisions are described in the sections entitled “—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Payment of Principal and Interest

Panama will make payments of principal and interest on the global bonds in U.S. dollars through the fiscal agent to DTC, which will receive the funds for distribution to the holders of the global bonds. Panama expects that holders of the global bonds will be paid in accordance with the procedures of DTC and its direct and indirect participants. Neither Panama nor the fiscal agent will have any responsibility or liability for any aspect of the records of, or payments made by, DTC or any failure on the part of DTC to make payments to holders of the global bonds from the funds it receives.

If any date for an interest or principal payment is a day on which banking institutions in New York City are authorized or obligated by law or executive order to be closed, Panama will make the payment on the next New York City banking day. No interest on the global bonds will accrue as a result of this delay in payment.

If any money that Panama pays to the fiscal agent or to any paying agent for the payment of principal of or interest on the global bonds is not claimed two years after the principal or interest was due and paid by Panama, then the fiscal agent or paying agent will repay the money to Panama. If this occurs, Panama will promptly confirm the receipt of this repayment in writing to the fiscal agent. After any such repayment, the fiscal agent or paying agent will not be liable with respect to the payments. However, Panama’s obligations to pay the principal of and interest on the global bonds as they become due will not be affected by such repayment. The global bonds will become void unless presented for payment within five years after the maturity date thereof (or such shorter period as may be prescribed by applicable law).

Default; Acceleration of Maturity

Any of the following events will be an event of default with respect to the global bonds:

(a) a default by Panama in any payment of principal of the global bonds which continues for 15 calendar days;

(b) a default by Panama in any payment of interest on the global bonds which continues for 30 calendar days;

(c) a default by Panama in the performance of any other obligation under the global bonds which continues for 60 calendar days after the holder of any global bonds has provided to the fiscal agent written notice requiring this default be remedied;

(d) an acceleration of any aggregate principal amount of public indebtedness of Panama that exceeds U.S.$25,000,000 (or its equivalent in any other currency) by reason of an event of default resulting from Panama’s failure to make any payment of principal or interest under this public indebtedness when due;

(e) a failure of Panama to make any payment in respect of public indebtedness of Panama in an aggregate principal amount in excess of U.S.$25,000,000 (or its equivalent in any other currency) when due (whether at stated maturity, by acceleration or otherwise), which continues for 30 calendar days after the holder of any global bonds has provided to the fiscal agent written notice requiring this default be remedied;

(f) a declaration by Panama of a moratorium with respect to the payment of principal of, or premium or interest on, public external indebtedness of Panama which does not expressly exclude the global bonds; or

(g) a denial or repudiation by Panama of its obligations under the global bonds.

If an event of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding global bonds may, by notice to the fiscal agent, declare all the global bonds to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding global bonds may not, on their own, declare the global bonds to be due and payable immediately. Holders of global bonds may exercise these rights only by providing a written demand to Panama and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the global bonds will be immediately due and payable on the date Panama receives written notice of the declaration, unless Panama has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding global bonds may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Fiscal Agent

The fiscal agency agreement contains provisions relating to the obligations and duties of the fiscal agent, to the indemnification of the fiscal agent and to the fiscal agent’s relief from responsibility for actions that it takes. The fiscal agent is entitled to enter into business transactions with Panama or any of its respective affiliates without accounting for any profit resulting from such transactions.

Paying Agents; Transfer Agents; Registrar

Panama has initially appointed JPMorgan Chase Bank, N.A. as paying agent, transfer agent and registrar. Panama may at any time appoint new paying agents, transfer agents and registrars. Panama, however, will at all times maintain:

•	a principal paying agent in New York City, and

•	a registrar in New York City.

In addition, so long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, Panama will maintain a paying agent and a transfer agent in Luxembourg. Panama will promptly provide notice (as described under “—Notices”) of the termination or appointment of, or of any change in the office of, any paying agent, transfer agent or registrar.

Definitive Global Bonds

Panama will issue global bonds in definitive form in exchange for the book-entry securities only if:

•	DTC is unwilling or unable to continue as depositary, is ineligible to act as depositary or ceases to be a “clearing agency” registered under the U.S. Securities Exchange Act of 1934, as amended, and Panama does not appoint a qualified successor within ninety (90) days after DTC notifies Panama or Panama becomes aware that DTC is unwilling, unable or ineligible to act as depositary or is no longer registered to be a “clearing agency”;

•	Panama, at its option, elects to terminate the book-entry system through DTC; or

•	an event of default with respect to the global bonds shall have occurred and be continuing.

Payments on any definitive global bonds will be made at the Global Trust Services Office of the fiscal agent in New York City and at the specified office of the paying agent in Luxembourg (against surrender of the relevant definitive global bond, in the case of payments of principal). You will not be charged a fee for the registration of transfers or exchanges of definitive global bonds. You may transfer any definitive registered global bond, according to the procedures in the fiscal agency agreement, by presenting and surrendering it at the office of any transfer agent.

Notices

Panama will publish notices to the holders of the global bonds in a leading newspaper having general circulation in London and New York. Panama expects that it will make such publication in the Financial Times and The Wall Street Journal. So long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of that Exchange so require, Panama will also publish notices to the holders of the global bonds in a leading newspaper having general circulation in Luxembourg. Panama expects that it will initially make such publication in the d’Wort. If publication in a leading newspaper in Luxembourg is not practicable, Panama will publish such notices in one other leading English language daily newspaper with general circulation in Europe. Panama will consider a notice to be given on the date of its first publication.

In the case of the book-entry securities, notices also will be sent to DTC or its nominee, as the holder thereof, and DTC will communicate such notices to DTC participants in accordance with its standard procedures.

Further Issues of the Global Bonds

From time to time, without the consent of holders of the global bonds, and subject to the required approvals under Panamanian law, Panama may create and issue additional debt securities with the same terms and conditions as those of the global bonds (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the global bonds have as of the date of issuance of such additional debt securities. Panama may also consolidate the additional debt securities to form a single series with the outstanding global bonds.

Amendments and Waivers

Panama, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the global bonds with:

•	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding global bonds that are represented at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding global bonds.

However, the holders of not less than 75% in aggregate principal amount of the outstanding global bonds, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the global bonds that would:

•	change the due date for the payment of the principal of, or any installment of interest on, the global bonds;

•	reduce the principal amount of the global bonds;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the global bonds;

•	reduce the interest rate of the global bonds;

•	change the currency in which any amount in respect of the global bonds is payable or the place or places in which such payment is to be made;

•	permit early redemption of the global bonds;

•	change Panama’s obligation to pay any additional amounts under the global bonds;

•	change the definition of “outstanding” with respect to the global bonds;

•	change the governing law provision of the global bonds;

•	change Panama’s appointment of an agent for the service of process or Panama’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise) in respect of any suit, action or proceeding arising out of or relating to the fiscal agency agreement or to the global bonds;

•	change the status of the global bonds, as described under “Description of the Global Bonds—General Terms of the Global Bonds” in this prospectus supplement and under “Debt Securities—Status of the Debt Securities” in the accompanying prospectus;

•	in connection with an offer to acquire all or any portion of the global bonds, amend any event of default under the global bonds; or

•	reduce the proportion of the principal amount of the global bonds that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the global bonds; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of global bonds, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in aggregate principal amount of the outstanding global bonds) agrees to the change.

If both Panama and the fiscal agent agree, they may, without the vote or consent of any holder of the global bonds, modify, amend or supplement the fiscal agency agreement or the global bonds for the purpose of:

•	adding to the covenants of Panama for the benefit of the holders of the global bonds;

•	surrendering any right or power conferred upon Panama;

•	securing the global bonds pursuant to the requirements of the global bonds or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the global bonds; or

•	amending the fiscal agency agreement or the global bonds in any manner which Panama and the fiscal agent may determine and that does not adversely affect the interest of any holder of the global bonds in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of the global bonds.

For purposes of determining whether the required percentage of holders of global bonds is present at a meeting of holders for quorum purposes or has consented to or voted in favor of any request,

demand, authorization, direction, notice, consent, waiver, amendment, modification or supplement under the global bonds or the fiscal agency agreement, global bonds owned, directly or indirectly, by or on behalf of Panama or any political subdivision or instrumentality of Panama will be disregarded and deemed not to be “outstanding.”

Please refer to the section entitled “Meetings and Amendments” in the accompanying prospectus for information on the procedures for convening and conducting meetings of the holders of global bonds.

Purchase of Global Bonds by Panama

Panama may at any time purchase any of the global bonds in any manner and for any consideration. All global bonds which are purchased by or on behalf of Panama may be held, resold or surrendered for cancellation.

Listing

Application will be made to admit and trade the global bonds on the Luxembourg Stock Exchange regulated market pursuant to European Union directive CE 2003/71.

GLOBAL CLEARANCE AND SETTLEMENT

Panama has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg, and Panama takes responsibility for the accurate reproduction of this information. Panama takes no responsibility, however, for the accuracy of this information. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Panama nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will Panama or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized within the meaning of the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934, as amended.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of transactions between its participants. It does this through electronic book-entry changes in accounts of its participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the NASDAQ, American Stock Exchange and the National Association of Securities Dealers, Inc.

Euroclear and Clearstream, Luxembourg

Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement, and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. The underwriters are participants in Euroclear or Clearstream, Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream, Luxembourg participants.

Distributions with respect to global bonds held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg participants in accordance with its rules and procedures to the extent received by the depositary for Clearstream, Luxembourg.

Ownership of Bonds through DTC, Euroclear and Clearstream, Luxembourg

Panama will issue the global bonds in the form of one or more fully registered book-entry securities, registered in the name of Cede & Co., a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry securities. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interest in the book-entry securities through Euroclear or Clearstream, Luxembourg, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in the book-entry securities in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.

Panama and the fiscal agent generally will treat the registered holder of the global bonds, initially Cede & Co., as the absolute owner of the global bonds for all purposes. Once Panama and the fiscal agent make payments to the registered holders, Panama and the fiscal agent will no longer be liable on the global bonds for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry securities, you must rely on the procedures of the institutions through which you hold your interests in the book-entry securities (including DTC, Euroclear, Clearstream, Luxembourg and their participants) to exercise any of the rights granted to the holder of the book-entry securities. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of such book-entry securities, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the global bonds through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the fiscal agency agreement or the global bonds. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as a holder under the global bonds or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream, Luxembourg will take such actions only in accordance with their respective rules and procedures.

The fiscal agent will not charge you any fees for the global bonds, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed global bonds. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the global bonds among themselves in the ordinary way according to DTC rules. DTC participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global bonds to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge beneficial interests in the global bonds to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants

Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the global bonds among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg.

Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

When the global bonds are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the global bonds and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the global bonds will be credited to the depositary’s account. After settlement has been completed, DTC will credit the global bonds to Euroclear or Clearstream, Luxembourg. Euroclear or Clearstream, Luxembourg will credit the global bonds, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the global bonds by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date) either from cash on hand or existing lines of credit. Under this approach, however, participants take on credit exposure to Euroclear or Clearstream, Luxembourg until the global bonds are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the global bonds. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the global bonds were credited to the participant’s account. However, interest on the global bonds would accrue from the value date. Therefore, in many cases the interest income on global bonds which the participant earns during that one-day period will substantially reduce or offset the amount of the overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the global bonds can use its usual procedures for transferring global bonds to the depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Trading Between a Euroclear or Clearstream, Luxembourg Seller and DTC Purchaser

Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer global bonds through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the global bonds to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

Finally, a day trader that uses Euroclear or Clearstream, Luxembourg and that purchases global bonds from a DTC participant for credit to a Euroclear or Clearstream, Luxembourg account holder should note that these trades will automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

•	borrowing through Euroclear or Clearstream, Luxembourg for one day (until the purchase side of the day trade is reflected in its Euroclear or Clearstream, Luxembourg account) in accordance with the clearing system’s customary procedures;

•	borrowing the global bonds in the United States from a DTC participant no later than one day prior to settlement which would give the global bonds sufficient time to be reflected in the borrower’s Euroclear or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•	staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream, Luxembourg accountholder.

TAXATION

Panamanian Taxation

The following is a summary of certain Panamanian income and estate tax considerations that may be relevant to a prospective investor in the global bonds. The summary is based on laws, decrees, regulations, rulings and judicial and administrative interpretations in effect on the date of this prospectus supplement, all of which are subject to change. This summary is not intended to constitute a complete analysis of the tax consequences under Panamanian law of an investment in the global bonds. Prospective holders of the global bonds should consult their own tax advisors to determine the tax consequences arising from the purchase, ownership and disposition of the global bonds.

Taxation of Global Bonds

Interest payable on the global bonds will not be subject to income tax or withholding requirements in Panama. Gains realized by a holder of the global bonds on the sale or other disposition of the global bonds will be exempt from income or capital gain tax in Panama. Losses recognized on the sale or disposition of global bonds will be disallowed as a deduction for income tax purposes. Transfers of global bonds are not subject to stamp or estate taxes in Panama.

United States Taxation

The following is a summary of certain United States federal income and estate tax considerations that may be relevant to an initial purchaser of a global bond. This summary is based on United States federal tax laws in effect on the date of this prospectus supplement. All of these laws and authorities are subject to change at any time, perhaps with retroactive effect. No assurances can be given that any changes in these laws or authorities will not affect the accuracy of the discussions set forth in this summary.

This summary deals only with holders that hold the global bonds as capital assets as defined in the United States federal tax laws. This summary does not purport to deal with all aspects of United States federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the “Code”)). Also, this summary does not address tax considerations applicable to special classes of holders, such as:

•	investors who do not purchase the global bonds in the offering at the offering price;

•	dealers in securities or currencies, banks, tax-exempt organizations and life insurance companies;

•	traders in securities that elect to mark to market;

•	persons that hold global bonds as part of a hedging transaction or as a position in a straddle or conversion transaction; and

•	persons whose functional currency is not the U.S. dollar.

Prospective purchasers of global bonds should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code, and the laws of any other taxing jurisdiction, of the ownership of global bonds.

Definition of United States Holder

In general, a “United States Holder” is a holder of global bonds who or that is:

•	an individual citizen or resident of the United States;

•	a domestic corporation;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

United States Holders

The following discussion applies to you if you are a United States Holder.

Payments of Interest. Interest on a global bond will be taxable to you as ordinary income at the time it is received or accrued, depending on your method of accounting for tax purposes.

Interest paid by Panama on the global bonds will constitute income from sources outside the United States and under the foreign tax credit rules, interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, while interest paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you under the United States federal income tax laws.

If a United States Holder purchases a global bond for an amount that is greater than its stated principal amount, that United States Holder will be considered to have purchased the global bond with “amortizable bond premium” equal in amount to that excess. A United States Holder may elect to amortize that premium using a constant yield method over the remaining term of the global bond and may offset interest otherwise required to be included in respect of the global bond during any taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt instruments held by the United States Holder at the beginning of the first taxable year to which the election applies and to all taxable debt instruments acquired on or after that date. The election may be revoked only with consent of the Internal Revenue Service.

Purchase, Sale, and Retirement of the Global Bonds. Your adjusted tax basis in a global bond will generally equal its cost to you, reduced by any amortized premium, as described above. You will generally recognize capital gain or loss on the sale or retirement of a global bond equal to the difference between the amount realized on the sale or retirement (not including any amounts attributable to accrued but unpaid interest) and your adjusted tax basis in the global bond. Such capital gain or loss will be long-term capital gain or loss if the global bond was held for more than one year. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. Your ability to offset capital losses against ordinary income is limited. Any gain or loss you recognize on the sale or retirement of a global bond generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States for United States federal income tax purposes.

Non-United States Holders

The following discussion applies to you if you are not a United States person for U.S. federal income tax purposes (“non-United States Holder”).

Interest on the Global Bonds. Subject to the discussion of backup withholding below, you generally will not be subject to United States federal income tax, including withholding tax, on payments of interest on the global bonds.

However, you may be subject to United States federal income tax on payments of interest on the global bonds if you:

•	are an insurance company carrying on a U.S. insurance business to which the interest is attributable within the meaning of the United States federal tax laws; or

•	have an office or other fixed place of business in the United States to which the interest is attributable and the interest is derived in the active conduct of a banking, financing or similar business within the United States.

Disposition of the Global Bonds. Subject to the discussion of backup withholding below, you will not be subject to United States federal income tax on any capital gain realized on the sale or retirement of the global bonds unless:

•	that gain or income is effectively connected with your conduct of a trade or business within the United States; or

•	you are an individual who is present in the United States for a total of 183 days or more during the taxable year in which the gain or income is realized, and either:

•	the gain is attributable to an office or fixed place of business maintained in the United States by you; or

•	you have a tax home in the United States.

Estate Tax. The global bonds will be treated as situated outside the United States for purposes of the United States federal estate tax. Thus, for purposes of that tax, the global bonds will not be included in your gross estate for such purposes.

Backup Withholding and Information Reporting. In general, information reporting requirements will apply to payments of principal of and interest on the global bonds to non-corporate United States Holders if those payments are made within the United States or are made by or through a custodian or nominee that is a United States Controlled Person, as defined below. Backup withholding tax will apply to those payments if such a United States Holder fails to provide an accurate taxpayer identification number or, in the case of interest payments, fails to certify that it is not subject to backup withholding or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its United States federal income tax returns. Payments of principal and interest to beneficial owners who are non-United States Holders generally will not be subject to information reporting and backup withholding, but those holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on United States Internal Revenue Service Forms W-8BEN.

The payment of proceeds of a sale or redemption of global bonds effected at the U.S. office of a broker will generally be subject to the information reporting and backup withholding rules described above. In addition, the information reporting rules will apply to payments of proceeds of a sale or redemption effected at a foreign office of a broker that is a United States Controlled Person, unless the broker has documentary evidence that the holder or beneficial owner is a non-United States Holder (and, has no actual knowledge or reason to know the contrary) or the holder or beneficial owner otherwise establishes an exemption.

A payment to a foreign partnership is treated, with some exceptions, for backup withholding purposes as a payment directly to the partners, so that the partners are required to provide any required certifications. If you hold a global bond through a partnership or other pass-through entity, you should consult your own tax advisors regarding the application of these regulations to your situation.

A “United States Controlled Person” is:

•	a United States person (as defined in the United States Treasury regulations);

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is derived for tax purposes from a U.S. trade or business for a specified three-year period; or

•	a foreign partnership in which United States persons hold more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

Any amounts withheld under the backup withholding rules from a payment to a holder of a global bond generally will be allowed as a refund or a credit against the holder’s United States federal income tax liability as long as the holder provides the required information to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the terms agreement, dated August 4, 2005 (the “Terms Agreement”), Deutsche Bank Securities Inc. as the underwriter has agreed to purchase, and Panama has agreed to sell to the underwriter, $250,000,000 principal amount of the global bonds.

Global bonds sold by the underwriter to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. If the global bonds are not all sold at the initial offering price, the underwriter may change the offering price and the other offering terms.

The underwriter is offering the global bonds subject to its acceptance of the global bonds from Panama and subject to prior sale. The Terms Agreement provides that the obligation of the underwriter to pay for and accept delivery of the global bonds is subject to certain conditions. The underwriter is obligated to take and pay for the global bonds if any are taken.

Delivery of the global bonds will be made against payment on or about the fifth business day following the date of this prospectus supplement.

In order to facilitate the offering of the global bonds, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the global bonds. Specifically, the underwriter may over-allot in connection with the offering, creating a short position in the global bonds for its own account. In addition, to cover over-allotments or to stabilize the price of the global bonds, the underwriter may bid for, and purchase, global bonds in the open market. Any of these activities may stabilize or maintain the market price of the global bonds above independent market levels. The underwriter is not required to engage in these activities, and may end any of these activities at any time.

The underwriter is relying on an exemption obtained from the Commission from Rule 101 of Regulation M under the Securities Exchange Act of 1934, as amended, with respect to the trading activities of the underwriter and certain of its affiliates in connection with the offering.

The global bonds are being offered for sale in jurisdictions in the United States, Europe and Asia where it is legal to make such offers. The underwriter has represented and has agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the global bonds, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other material relating to the global bonds, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof, and will not impose any obligations on Panama except as set forth in the Terms Agreement and Underwriting Agreement.

Panama has agreed that it will not offer, sell, contract to sell or otherwise dispose of any debt securities of Panama, guaranteed by Panama or any agency or enterprise controlled by Panama that are substantially similar to the global bonds, are denominated in U.S. dollars, are to be placed outside Panama and which have tenors substantially similar to the global bonds, during the period beginning the date of this prospectus supplement and continuing to, and including, the completion of the distribution of the global bonds, without prior written consent of the underwriter.

Panama has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and will contribute to payments that the underwriter may be required to make in respect of those liabilities.

The underwriter has agreed to reimburse Panama for certain of its expenses in connection with the offering of the global bonds.

The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005.

VALIDITY OF THE GLOBAL BONDS

The validity of the global bonds will be passed upon for Panama by Lic. Oscar Emilio Ceville, the Procurador de la Administración of Panama, or by a duly authorized attorney of the Procuraduría de la Administración, and by Arnold & Porter LLP, New York, New York, United States counsel to Panama, and for the underwriter by Sullivan & Cromwell LLP, New York, New York, United States counsel to the underwriter, and by Arias, Fábrega & Fábrega, Panamanian counsel to the underwriter. As to all matters of Panamanian law, Arnold & Porter LLP may rely on the opinion of the Procurador de la Administración and Sullivan & Cromwell LLP may rely on the opinion of Arias, Fábrega & Fábrega. As to all matters of United States law, the Procurador de la Administración may rely on the opinion of Arnold & Porter LLP and Arias, Fábrega & Fábrega may rely on the opinion of Sullivan & Cromwell LLP.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included in this prospectus supplement which is identified as being derived from a publication of, or supplied by, Panama or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Panama. All other information in this prospectus supplement is included on the authority and as a public official statement made on the authority of Dr. Ricaurte Vásquez Morales, Minister of Economy and Finance.

GENERAL INFORMATION

Due Authorization

Panama is authorized to issue the global bonds pursuant to Cabinet Decree No. 37 dated October 20, 2004 and Executive Decree No. 75 dated August 4, 2005.

Listing

Application will be made to admit and trade the global bonds on the Luxembourg Stock Exchange regulated market pursuant to European Union directive CE 2003/71.

Litigation

Except as described herein and in any documents incorporated herein by reference, neither Panama nor any governmental agency of Panama is involved in any litigation or arbitration or administrative proceedings relative to claims or amounts that are material in the context of the issuance of the global bonds and that would materially and adversely affect Panama’s ability to meet its obligations under the global bonds and the fiscal agency agreement with respect to the global bonds. No such litigation or arbitration or administrative proceedings are pending or, so far as Panama is aware, threatened.

Documents Relating to the Global Bonds

Copies of the fiscal agency agreement and the form of global bond may be inspected during normal business hours on any day, except Saturdays, Sundays and public holidays, at the office of the fiscal agent specified on the inside back cover of this prospectus supplement.

Where You Can Find More Information on Panama

If any global bonds are listed on the Luxembourg Stock Exchange, copies of the most recent Panamá en Cifras (as or when available), or if Panamá en Cifras ceases to be published, comparable economic information of the office of the Comptroller General, and any documents incorporated by reference in this prospectus supplement may be obtained in English at the office of the listing agent for the global bonds and at the office of the fiscal agent during usual business hours on any day (Saturdays, Sundays and public holidays excepted).

Clearing

The global bonds have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg (ISIN: US698299AT16; Common Code: 018498723; CUSIP No. 698299AT1).

PROSPECTUS

REPUBLIC OF PANAMA

$1,000,000,000

Debt Securities

Warrants

Panama may offer up to $1,000,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities with or without warrants or other similar securities to purchase, sell or exchange debt securities.

Panama may offer any combination of debt securities and/or warrants from time to time in one or more offerings. Panama will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Panama may sell the securities directly, through agents designated from time to time or through underwriters or dealers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Panama has not authorized anyone to provide you with different or additional information. Panama is not making an offer of these debt securities or warrants in any place where the offer is not permitted by law. You should assume that the information in this prospectus, the prospectus supplement accompanying this prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents.

The date of this prospectus is November 5, 2004.

WHERE YOU CAN FIND MORE INFORMATION

Panama voluntarily files annual reports with the Securities and Exchange Commission, or the SEC. These reports and any amendments to these reports include certain financial, statistical and other information about Panama, and may be accompanied by exhibits. You may read and copy any document Panama files with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of these documents from the public reference room in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or log on to http://www.sec.gov, where the SEC maintains an Internet site that contains reports and other information filed by Panama.

The SEC allows Panama to “incorporate by reference” into this prospectus the information Panama files with it. This means that Panama can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Panama incorporates by reference the following documents:

•	Panama’s Annual Report on Form 18-K for the year ended December 31, 2003; and

•	All amendments to Panama’s Annual Report on Form 18-K for the year ended December 31, 2003 filed prior to the date of this prospectus.

Panama also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities and warrants covered by this prospectus. Each time Panama files a document with the SEC that is incorporated by reference, the information in that document automatically updates information contained in previously filed documents.

You may request a free copy of these filings by writing or calling the Embassy of Panama at the following address:

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

Attn: Finance Section

(202) 483-1407

DATA DISSEMINATION

Panama is a participant in the General Data Dissemination System of the International Monetary Fund, or the IMF. Countries that participate in the General Data Dissemination System make a commitment to use it as a framework to develop national systems to produce and disseminate economic, financial and socio-

demographic data. Participation in the General Data Dissemination System is voluntary. As a participant, Panama has committed to undertaking to:

•	designate a country coordinator to act as the main contact with the IMF staff on all issues relating to Panama’s participation in and implementation of the General Data Dissemination System; and

•	prepare descriptions of Panama’s statistical practices that the IMF will post on its Dissemination Standards Bulletin Board. These descriptions, or “metadata,” are intended to cover Panama’s current statistical production and dissemination practices as well as plans for short- and medium-term improvements and, if applicable, associated technical and other assistance required to implement these plans.

The metadata prepared by participants in the General Data Dissemination System may be found on the IMF’s Dissemination Standard Bulletin Board. The Internet website is located at http://dsbb.imf.org/Applications/web/ dsbbhome. The website and any information on it are not part of this prospectus. All references in this prospectus to this website are inactive textual references to this URL, or “uniform resource locator,” and are for your information only.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Panama will use the net proceeds from the sale of the securities for the general purposes of Panama, including the refinancing of domestic and external indebtedness of Panama and for other budgetary purposes.

DEBT SECURITIES

Panama may issue debt securities, with or without warrants, in distinct series at various times, and these debt securities will be issued pursuant to a fiscal agency agreement between Panama and the fiscal agent. The financial terms and other specific terms of a particular series of debt securities will be described in a prospectus supplement relating to such securities. If the terms or conditions described in the prospectus supplement that relates to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

In this description of debt securities, you will see some initially capitalized terms. These terms have very particular, legal meanings, and you can find their definitions under the heading “Glossary” below.

General

The prospectus supplement that relates to your debt securities will specify the following terms:

•	the specific title or designation of the debt securities;

•	the principal amount of the debt securities;

•	the price of the debt securities;

•	the stated maturity date on which Panama must repay principal;

•	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the dates when any interest payments will be made;

•	the date or dates from which any interest will accrue;

•	the record dates for any interest payable on an interest payment date;

•	the circumstances and terms, if any, under which Panama may redeem the debt securities before maturity;

•	the circumstances and terms, if any, under which the holders of the debt securities may obligate Panama to redeem, repurchase or repay their respective securities pursuant to any sinking fund or analogous provisions or at the option of those holders;

•	the currency or currencies in which such debt securities are denominated, which may be U.S. dollars, another foreign currency or units of two or more currencies;

•	the currency or currencies for which such debt securities may be purchased and in which principal, premium, if any, and interest may be payable;

•	if any amount payable in respect of the debt securities will be determined based on an index or formula, the method by which such amount will be determined;

•	if the debt securities will be issued upon the exchange or conversion of other debt securities, the specific terms relating to this exchange or conversion;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security will be exchangeable for certificated (physical) securities;

•	if the debt securities will be listed, the stock exchange on which they will be listed;

•	whether the debt securities will be designated “Collective Action Securities” (as described under the heading “Collective Action Securities” below); and

•	any other terms of the debt securities.

If applicable, the prospectus supplement may also describe any United States federal or Panamanian income tax consequences and special considerations applicable to that particular series of debt securities.

Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to Panama. After the return of these moneys to Panama, the holder of this debt security may thereafter look only to Panama for any payment.

Panama may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is an agent of Panama and is not a trustee for the holders of the debt securities.

Status of the Debt Securities

The debt securities will be direct, unconditional and general obligations of Panama. Except as described under the heading “Negative Pledge” below, the debt securities are unsecured obligations of Panama. Panama has pledged its full faith and credit for the due and punctual payment of principal of and interest on the debt securities.

The debt securities of each series will rank equally in right of payment with all other indebtedness issued in accordance with the fiscal agency agreement and with all other unsecured and unsubordinated Indebtedness of Panama.

Form of Debt Securities

Unless otherwise specified in the prospectus supplement, debt securities denominated in U.S. dollars will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples.

Debt securities denominated in another monetary unit will be issued in the denominations set forth in the applicable prospectus supplement.

Payment

Unless otherwise specified in the applicable prospectus supplement, principal of, interest on, and premium (if any) on the debt securities will be payable in U.S. dollars at the New York office of the fiscal agent to the registered holders of the debt securities on the related record date.

The register of holders of debt securities will be kept at the New York office of the fiscal agent.

Negative Pledge

Panama undertakes with respect to each series of debt securities that, as long as any debt securities of that series remain outstanding, it will not create or permit to subsist any Lien upon the whole or any part of its assets or revenues to secure any Public External Indebtedness of Panama, unless:

•	the debt securities of such series are secured equally and ratably with such Public External Indebtedness; or

•	the debt securities of such series have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by the holders of the debt securities of such series as provided under the heading “Meetings and Amendments” below.

Notwithstanding the foregoing, Panama may create or permit to subsist:

•	any Lien upon property to secure Public External Indebtedness of Panama incurred for the purpose of financing the acquisition of such property and any renewal or extension of any such Lien which is limited to the original property covered thereby and which secures only the renewal or extension of the original secured financing;

•	any Lien existing on such property at the time of its acquisition to secure Public External Indebtedness of Panama and any renewal or extension of any such Lien which is limited to the original property covered thereby and which secures only the renewal or extension of the original secured financing;

•	any Lien in existence on the date of the fiscal agency agreement, including any renewal or extension thereof which secures only the renewal or extension of the original secured financing;

•	any Lien contemplated as of July 17, 1996 under the agreements (as they may be amended) implementing the Republic of Panama 1995 Financing Plan dated October 4, 1995 sent to the international financial community with the communication dated September 15,

1995 from the Minister of Planning and Economic Policy of Panama and explanatory communications relating thereto and implementing documentation therefor, including any Lien to secure obligations under the collateralized bonds issued thereunder (the “Collateralized Bonds”);

•	any Lien securing Public External Indebtedness of Panama issued upon surrender for cancellation of the Collateralized Bonds or the principal amount of any indebtedness of Panama outstanding as of the date of the 1995 Financing Plan, in each case, to the extent such Lien is created to secure such Public External Indebtedness on a basis comparable to the Collateralized Bonds and the principal amount of Public External Indebtedness so secured is no greater than the principal amount of Collateralized Bonds or such other indebtedness so cancelled;

•	any Lien securing Public External Indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project and any renewal or extension of such Lien, provided that:

•	the holders of such Public External Indebtedness expressly agree to limit their recourse to the assets and revenues of such project as the principal source of repayment of such Public External Indebtedness; and

•	the property over which such Lien is granted consists solely of such assets and revenues;

•	any Lien on the properties or revenues of the Development Trust Fund created by Republic of Panama Law No. 20 of May 15, 1995, provided that the equivalent in U.S. dollars of the amount secured by such Liens shall not at any time exceed the amount of all contributions to the Development Trust Fund from:

•	the net proceeds from the privatization of publicly owned companies or the initial payment for concessions granted to the private sector;

•	the proceeds from sales conducted of any Interoceanic Region Assets by the Interoceanic Region Authority;

•	sums bequeathed or donated to the Development Trust Fund by any person other than Panama or any governmental agency or affiliate thereof; and

•	any earnings on properties or revenues received pursuant to the three bullet points immediately above, and any renewal or extension of any such Lien which is limited to the original properties or revenues covered thereby; and

•	Liens in addition to those permitted under the bullet points above, and any renewal or extension thereof, provided that the aggregate amount of Public External Indebtedness secured by such additional Liens shall not exceed the equivalent of $25,000,000.

Default

Each of the following events will be an event of default with respect to each series of debt securities:

(a) default by Panama in any payment of principal of any debt securities of such series for 15 days;

(b) default by Panama in any payment of interest on any debt securities of such series for 30 days;

(c) failure of Panama to perform any other obligation under the debt securities of that series, which continues for 60 days after the holder of any debt securities of that series has provided to the fiscal agent written notice requiring that such default be remedied;

(d) acceleration of any aggregate principal amount of Public Indebtedness of Panama that exceeds $25,000,000 (or its equivalent in any other currency) by reason of an event of default arising from Panama’s failure to make any payment of principal or interest under this Public Indebtedness when due;

(e) failure of Panama to make any payment in respect of the Public Indebtedness of Panama in an aggregate principal amount in excess of $25,000,000 (or its equivalent in any other currency) when due, which continues for 30 days after the holder of any debt securities of that series has provided to the fiscal agent written notice requiring that such default be remedied;

(f) declaration by Panama of a moratorium with respect to the payment of principal of, or premium or interest on, Public External Indebtedness of Panama which does not expressly exclude the debt securities of that series; or

(g) denial or repudiation by Panama of its obligations under the debt securities of that series.

Acceleration of Maturity

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities – Acceleration of Maturity” below for a description of the corresponding terms of Collective Action Securities.

If an event of default described in clause (a), (b), (f) or (g) under the heading “Default” above occurs with respect to any series of debt securities, then each holder of debt securities of that series may declare the principal of and any accrued interest on the debt securities it holds immediately due and payable.

If an event of default described in clause (c), (d) or (e) under the heading “Default” above occurs with respect to any series of debt securities, then the holders of not less than 25% in principal amount of all debt securities of that series then outstanding may declare the principal of and any accrued interest on all the debt securities of that series then outstanding immediately due and payable. Debt securities held directly or indirectly by or on behalf of Panama, any political subdivision or instrumentality thereof shall not be considered “outstanding” for this purpose.

Holders of debt securities may exercise these rights only by providing a written demand to Panama and the fiscal agent at its New York office at a time when the event of default is continuing.

Redemption and Repurchase

Unless otherwise set forth in the applicable prospectus supplement, the debt securities will not be redeemable prior to maturity at the option of Panama or the registered holders of these debt securities.

Panama may at any time purchase debt securities in any manner and for any price. These debt securities purchased by Panama may, at its discretion, be held, resold or cancelled.

Meetings and Amendments

General. A meeting of holders of debt securities of any series may be called at any time:

•	to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided for in the fiscal agency agreement or the debt securities of that series; or

•	to modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement.

Panama may at any time call a meeting of holders of debt securities of a series for any purpose described above. This meeting would be held at the time and place determined by Panama. If an event of default occurs and Panama or the holders of at least 10% of the aggregate principal amount of the outstanding debt securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting.

For the purpose of this prospectus, “outstanding” debt securities do not include:

•	debt securities cancelled by or delivered for cancellation to the fiscal agent;

•	debt securities held for reissuance but not reissued by the fiscal agent;

•	debt securities called for redemption;

•	debt securities which have become due and payable and for which sufficient funds to pay amounts owed under these debt securities have been paid or provided for; or

•	debt securities of a series that have been substituted with another series of debt securities.

Notice. The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 to 60 days before the meeting date; however, in the case of any meeting to be reconvened after adjournment for lack of a quorum, this notice shall be given between 10 and 60 days before the meeting date.

Voting; Quorum. A person who holds outstanding debt securities of a series or is duly appointed to act as proxy for a holder of these debt securities will be entitled to vote at a meeting of holders of the debt securities of that series. The presence at the meeting of persons entitled to vote a majority of the principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities.

If a quorum is not present within 30 minutes of the time appointed for the meeting, the meeting may be adjourned for a period of at least 10 days as determined by the chairman of the meeting prior to the adjournment of the meeting. If the meeting is convened at the request of the holders, however, then the meeting shall be dissolved.

In the absence of a quorum at an adjourned meeting, this adjourned meeting may be further adjourned for a period of at least 10 days as determined by the chairman of the meeting. Notice of the reconvening of an adjourned meeting shall be given only once. This notice shall state expressly the percentage of the principal amount of the outstanding debt securities of that series which shall constitute a quorum. Subject to the foregoing, at the reconvening of a meeting adjourned for a lack of a quorum, the presence of persons entitled to vote 25% in principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities for the taking of any action set forth in the notice of the original meeting.

In addition, any meeting at which a quorum is present may be adjourned by the vote of a majority of the principal amount of the outstanding debt securities of the series represented at the meeting, and the meeting may be held as so adjourned without further notice.

If a quorum is present at the meeting, any resolution and all matters (other than those matters identified below that require the consent of all holders of the debt securities of a series) shall be effectively passed or decided by the vote of the persons entitled to vote 66 2/3% in aggregate principal amount of the outstanding debt securities of such series represented and voting at the meeting.

Regulations. The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

•	the proof of the holding of debt securities of a series;

•	the appointment of proxies in respect of holders of registered debt securities of a series;

•	the record date for determining the registered owners of registered debt securities of a series;

•	the adjournment and chairmanship of such meeting;

•	the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and

•	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

Chairman. The fiscal agent will appoint a temporary chairman of the meeting by an instrument in writing. If Panama or the holders of the debt securities of a series called the meeting, however, then Panama or the holders calling the meeting, as the case may be, will appoint a temporary chairman by an instrument in writing.

A permanent chairman and a permanent secretary of the meeting shall be elected by the vote of the persons entitled to vote a majority of the principal amount of the outstanding debt securities of the series represented and voting at the meeting. The chairman of the meeting shall have no right to vote, except as a holder of debt securities of that series or proxy.

Record. A record, and at least one duplicate, of the proceedings of each meeting of holders will be prepared. One copy of the record of each meeting will be delivered to Panama and another to the fiscal agent to be preserved by the fiscal agent.

Amendments. (The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities – Amendments

and Waivers” below for a description of the corresponding terms of Collective Action Securities). Unless the unanimous consent of holders of debt securities of an affected series is required as specified below, with

•	the affirmative vote, in person or by proxy, of the holders of at least 66 2/3% of the aggregate principal amount of the outstanding debt securities of a series represented and voting at a duly called and held meeting; or

•	the written consent of the holders of at least 66 2/3% in aggregate principal amount of the outstanding debt securities of a series:

(i) Panama and the fiscal agent may modify, amend or supplement the terms of the debt securities of a series or, insofar as it affects the debt securities of that series, the fiscal agency agreement, in any way and (ii) holders of debt securities of a series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or action provided by the fiscal agency agreement or the debt securities of such series to be made, given or taken by holders of debt securities of such series.

The following actions may only be taken with the written consent or affirmative vote of the holder of each debt security of an affected series:

•	changing the due date for the payment of the principal of, any installment of interest on, or premium (if any) on the debt securities of such series;

•	reducing the principal amount of the debt securities of such series;

•	reducing the portion of the principal amount which is payable in the event of an acceleration of the maturity of the debt securities of such series;

•	reducing the interest rate on the debt securities of such series;

•	reducing the premium, if any, payable upon the redemption of any debt securities of such series;

•	changing the currency in which any amount in respect of the debt securities of that series is payable;

•	changing the required places at which any amount in respect of the debt securities of that series is payable;

•	shortening the period during which Panama is not permitted to redeem the debt securities of that series;

•	permitting Panama to redeem the debt securities of the affected series, if Panama is not otherwise permitted to redeem the debt securities of that series;

•	reducing the proportion of the principal amount of the debt securities of that series that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series, or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action; or

•	changing the obligation of Panama to pay additional amounts under the debt securities of that series.

Panama and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

•	adding to the covenants of Panama;

•	surrendering any right or power conferred upon Panama;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	correcting any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

•	amending the fiscal agency agreement or the debt securities of that series in any manner that Panama and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

Judgment Currency

If a court renders a judgment in respect of amounts due to a holder of a debt security permitting Panama to pay such amounts in a currency (“judgment currency”) other than the currency in which the debt security was required to be paid by its terms (“debt security currency”), Panama and such holder are deemed to have agreed, to the fullest extent permitted under applicable law, that:

•	the rate of exchange for determining the amount of such judgment shall be based on the rate at which such holder, using normal banking procedures, could purchase the debt security currency with the judgment currency in the relevant principal financial center for the debt security currency, two business days preceding the date of such judgment; and

•	if on the business day following the holder’s receipt of such payment in the judgment currency, such holder is not able, in accordance with normal banking procedures, to purchase with the judgment amount at least the amount of debt security currency that was due to him under the original terms of the debt security, Panama will indemnify such holder for the shortfall; if such holder is able to purchase with such judgment currency an amount of debt security currency greater than that to which he would have been entitled, and if all of Panama’s obligations to such holder under the debt securities are fully paid, such holder agrees to remit any excess to Panama.

Tax Withholding; Payment of Additional Amounts

All payments of principal and interest in respect of the debt securities of any series by Panama will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by Panama or any other jurisdiction from which or through which payment is made to holders of debt securities in respect of the debt securities, or any political subdivision or authority of or in Panama or such other jurisdiction, having power to tax (together, “Taxes”), unless such withholding or deduction is required by law. In that event, Panama shall pay such additional amounts as will result in receipt by the holders of debt securities of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any debt security of any series:

(a) to a holder where such holder is liable to pay such Taxes in respect of any debt security of such series by reason of such holder’s having some connection with Panama other than the mere holding of such debt security of such series or the receipt of principal and interest in respect thereof;

(b) to a holder who is liable for such Taxes by reason of such holder’s failure to comply with any reasonable certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Panama, or any political subdivision or taxing authority of or in Panama, of such holder or the holder of any interest in such debt security of such series or rights in respect thereof, if compliance is required by Panama, or any political subdivision or taxing authority of or in Panama, as a precondition to exemption from such deduction or withholding; provided, however, that the limitations on Panama’s obligations to pay additional amounts shall not apply if such certification, identification, or other reporting requirements would be materially more onerous, in form, in procedure, or in substance of information disclosed by the relevant holders or beneficial owners than comparable information or other reporting requirements imposed by United States tax law, regulation or administrative practice; or

(c) to a holder who is liable for such Taxes by reason of the failure of such holder to present such holder’s debt security for payment (where such presentation is required) within 30 calendar days after the date on which such payment thereof became due and payable or is duly provided for and notice thereof is given to the holder, whichever occurs later, except to the extent that such holder would have been entitled to additional amounts in respect of such Taxes on presenting such debt security for payment on any date within such 30 calendar days.

Any reference in this prospectus to “principal” and/or “interest” shall be deemed to include any additional amounts that may be payable under the debt securities.

Global Securities

The prospectus supplement that relates to your debt securities indicates whether any of the debt securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of the depositary identified in the prospectus supplement or its nominee, and will be deposited with the depositary, its nominee or a custodian.

Limitations on Your Ability to Obtain Debt Securities Registered in Your Name. The global security will not be registered in the name of any person other than the depositary or its nominee. Similarly, the global security will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

•	the depositary notifies Panama that it is unwilling, unable or no longer qualified to continue to act as depositary and Panama does not appoint a successor depositary within 90 days;

•	at any time Panama decides it no longer wishes to have all or part of the debt securities represented by a global security; or

•	an event of default has occurred and is continuing with respect to the series of debt securities represented by the global security.

In those circumstances, the depositary will determine in whose names to register any certificated (physical) debt securities issued in exchange for the global security. These certificated (physical) debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples.

The depositary or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

•	you cannot have debt securities registered in your name for so long as they are represented by the global security;

•	you cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in the global security;

•	you will not be considered to be the owner or holder of the global security or any debt securities represented by the global security for any purpose;

•	you cannot assert any right of a holder of the debt securities unless you are authorized by the depositary and the participant through which you hold your beneficial interest; and

•	all payments on the global security will be made to the depositary or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

Beneficial Interests in and Payments on Global Security. Institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers, are called participants. Only participants, and persons who hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

When the depositary receives payment of principal or interest on the global security, the depositary is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures that govern payments, transfers, exchanges and other important matters that affect owners of beneficial interests in the global security. The depositary and its participants may change these policies and procedures from time to time. Panama has no responsibility or liability for the records of the depositary or its participants relating to the ownership of beneficial interests in the global security. Also, Panama is not responsible for maintaining, supervising or reviewing those records or payments. Panama has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspects of the relationship between participants and owners of beneficial interests in the global security.

COLLECTIVE ACTION SECURITIES

Panama may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration and voting on amendments, modifications, changes and waivers, as follows:

Acceleration of Maturity

If an event of default described under the heading “Debt Securities – Default” above occurs and is continuing with respect to any series of debt securities that have been designated Collective Action Securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of debt securities of that series may exercise these rights only by providing a written demand to Panama and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Panama receives written notice of the declaration, unless Panama has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Amendments and Waivers

Panama, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the debt securities of any series that have been designated Collective Action Securities with:

•	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series that are represented at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of that series.

However, the holders of not less than 75% in aggregate principal amount of the outstanding debt securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of that series that would:

•	change the due date for the payment of the principal of, or any installment of interest on, the debt securities of that series;

•	reduce the principal amount of the debt securities of that series;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the debt securities of that series;

•	reduce the interest rate or the premium payable upon early redemption of the debt securities of that series;

•	change the currency in which any amount in respect of the debt securities of that series is payable or the place or places in which such payment is to be made;

•	permit early redemption of the debt securities of that series or, if early redemption is already permitted, shorten the period during which Panama is not permitted to redeem the debt securities of that series;

•	change Panama’s obligation to pay any additional amounts under the debt securities of that series;

•	change the definition of “outstanding” with respect to the debt securities of that series;

•	change the governing law provision of the debt securities of that series;

•	change Panama’s appointment of an agent for the service of process or Panama’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise) in respect of any suit, action or proceeding arising out of or relating to the fiscal agency agreement or to the debt securities of that series;

•	change the status of the debt securities of that series, as described under the heading “Debt Securities — Status of the Debt Securities” above;

•	in connection with an offer to acquire all or any portion of the debt securities of that series, amend any event of default under the debt securities of that series; or

•	reduce the proportion of the principal amount of the debt securities of that series that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

Panama refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of any series of debt securities that have been designated Collective Action Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in aggregate principal amount of the outstanding debt securities) agrees to the change.

If both Panama and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

•	adding to the covenants of Panama;

•	surrendering any right or power conferred upon Panama;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

•	amending the fiscal agency agreement or the debt securities of that series in any manner which Panama and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

For purposes of determining whether the required percentage of holders of any series of debt securities that have been designated Collective Action Securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, such debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities owned, directly or indirectly, by or on behalf of Panama or any political subdivision or instrumentality of Panama will be disregarded and deemed not to be “outstanding.”

Except as specifically set forth in this prospectus, the other terms set forth under “Debt Securities – Meetings and Amendments”, including notice, quorum and other meeting and consent provisions, remain unchanged with respect to Collective Action Securities.

Further Issues of Debt Securities of a Series

From time to time, without the consent of holders of the debt securities of any series that have been designated Collective Action Securities, and subject to the required approvals under Panamanian law, Panama may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the debt securities of that series have as of the date of issuance of such additional debt securities. Panama may also consolidate the additional debt securities to form a single series with the outstanding debt securities of that series.

WARRANTS

Panama may issue warrants or other similar securities, either separately or together with debt securities, that would entitle the holder to purchase debt securities or obligate Panama to repurchase or exchange debt securities. If Panama issues any warrants, each issue of warrants will be issued under a warrant agreement between Panama and a bank or trust company, as warrant agent. The terms of any warrant agreement related to the issue of warrants and the specific terms of the issue of warrants will be described in the prospectus supplement that relates to your particular warrants. The prospectus supplement that relates to your particular warrants or other similar securities will describe the following terms:

•	the terms listed under the heading “Debt Securities” above as they relate to the particular debt securities you have the right to purchase if you exercise your warrants;

•	the amount of debt securities each warrant entitles you to purchase if you exercise your warrants and the purchase price of those debt securities;

•	the amount and type of debt securities that you may obligate Panama to purchase or exchange if you exercise your warrants or other securities and the purchase price for those debt securities;

•	the procedures you must follow and the conditions you must satisfy to exercise your warrants or other securities;

•	the dates on which your right to exercise your warrants or other securities begins and expires;

•	the conditions, if any, under which Panama may cancel or terminate your warrants or other securities;

•	whether and when your warrants or other securities and any debt securities issued together with your warrants or other securities may be sold or transferred separately;

•	whether the certificates that represent the warrants or other securities will be issued in registered or bearer form, whether they will be exchangeable as between such forms and, if issued in registered form, whether the warrants or other securities can be transferred and registered;

•	any special United States federal income tax considerations applicable to the issuance of your warrants or other securities; and

•	any other terms of such warrants or other securities.

GOVERNING LAW

The fiscal agency agreement, any warrant agreement, the debt securities and any warrants will be governed by and interpreted in accordance with the laws of the State of New York, without regard to any conflicts-of-laws principles that would require the application of the laws of a jurisdiction other than the State of New York; provided, however, that the laws of Panama will govern all matters concerning authorization and execution of all agreements and securities by Panama.

JURISDICTION AND ENFORCEMENT

Panama is a foreign sovereign state. Consequently, your ability to sue Panama may be limited. Panama will irrevocably submit to the non-exclusive jurisdiction of any New York State or Federal court in New York City in any related proceeding (i.e., any suit, action or proceeding arising out of or relating to the debt securities or the warrants or other similar securities) and Panama will irrevocably agree that all claims in respect of any related proceeding may be heard and determined in such New York State or Federal court.

Panama will appoint and will agree to maintain the person acting as or discharging the function of Consul General of the Republic of Panama in New York City as its process agent to receive, on behalf of Panama and its property, service of copies of the summons and complaint and any other process which may be served in any related proceedings. The address of the office of the process agent is:

1212 Avenue of the Americas

10th Floor

New York, New York 10036

Panama will irrevocably waive, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of any related proceeding and any objection to any related proceeding on the grounds of venue, residence or domicile.

To the extent that Panama has or may acquire any immunity from jurisdiction of the courts or from any legal process in the courts, Panama will irrevocably agree not to claim and will irrevocably waive any immunity in respect of any related proceeding. Panama will agree that these waivers shall have the fullest scope permitted under the Foreign Sovereign Immunities Act of 1976 of the United States.

Notwithstanding the foregoing, the execution on or attachment of revenues, assets and property of Panama located in Panama through the Panamanian courts, both prior to and post-judgment, shall be subject to the provisions of Articles 1047, 1048, 1065 and 1939 of the Judicial Code of the Republic of Panama.

Moreover, Panama has not consented to service or waived sovereign immunity with respect to actions brought against it under United States federal securities laws or any State securities laws. In the absence of a waiver of immunity by Panama with respect to these actions, it would not be possible to obtain a judgment in such an action brought against Panama in a court in the United States unless the court were to determine that Panama is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to such action. Further, even if a United States judgment could be obtained in such an action, it may not be possible to enforce in Panama a judgment based on such a United States judgment. Execution upon property of Panama located in the United States to enforce a United States judgment may not be possible except under the limited circumstances specified in the Foreign Sovereign Immunities Act.

PLAN OF DISTRIBUTION

Panama may sell any combination of the debt securities and/or warrants or other similar securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each prospectus supplement will set forth:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities of that series;

•	the net proceeds to Panama from the sale of the securities;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

The securities may be sold from time to time in distinct series by different means at different prices that are negotiated and fixed or that vary based on market prices.

Underwriters used in the sale of securities will distribute these securities on a firm commitment basis. In this case, the underwriters will acquire these securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Panama may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Panama may also sell securities of any series directly to the public or through agents designated by Panama from time to time. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a reasonable best efforts basis for the period of its appointment.

Panama may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Panama under “delayed delivery” contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Panama may offer the securities of any series to present holders of other securities of Panama as consideration for the purchase or exchange by Panama of other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Panama may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Panama in the ordinary course of business.

VALIDITY OF THE SECURITIES

The validity of the debt securities and warrants or other similar securities will be passed upon for Panama by the Procuradora de la Administración of Panama, or by a duly authorized attorney of the Procuraduría de la Administración and by Arnold & Porter LLP, United States counsel to Panama, and for the underwriters, if any, by United States counsel and Panamanian counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Panamanian law, Arnold & Porter LLP may rely on the opinion of the Procuradora de la Administración. As to all matters of United States law, the Procuradora de la Administración may rely on the opinion of Arnold & Porter LLP. Certain statements with respect to matters of Panamanian law in this prospectus have been passed upon by the Procuradora de la Administración, and are made upon her authority.

OFFICIAL STATEMENTS

Information included in this prospectus which is identified as being derived from a publication of, or supplied by, Panama or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Panama. All other information in this prospectus and the registration statement (of which this prospectus is a part) is included as a public official statement made on the authority of the Minister of Economy and Finance of Panama.

AUTHORIZED REPRESENTATIVE

The authorized representative of Panama in the United States of America is the Ambassador of Panama to the United States of America, whose address is:

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

GLOSSARY

“Indebtedness” means any payment obligations (whether pursuant to a guarantee or otherwise), including any contingent liability, for borrowed money or arising from bonds, debentures, notes or similar instruments.

“Interoceanic Region Assets” means real property and properties reverting to Panama pursuant to the Panama Canal Treaty between Panama and the United States, dated September 7, 1977.

“Lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from revenues or the proceeds of any asset of any kind whether in effect on the date the fiscal agency agreement becomes effective or at any time thereafter.

“Public External Indebtedness” means any Public Indebtedness which is not issued pursuant to agreements or evidenced by instruments that submit the resolution of all disputes arising thereunder to the exclusive jurisdiction of the courts of Panama.

“Public Indebtedness” means any Indebtedness of, or guaranteed by, Panama which:

•	is publicly offered or privately placed in securities markets;

•	is in the form of, or represented by, bonds, notes or other securities or any guarantees thereof;

•	is, or was intended at the time of issue to be, quoted, listed or traded on any stock exchange, automated trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, securities eligible for sale pursuant to Rule 144A under the United States Securities Act of 1933 (or any successor law or regulation of similar effect)); and

•	has an original maturity of more than one year or is combined with a commitment so that the original maturity of one year or less may be extended at the option of Panama to a period in excess of one year.

THE ISSUER

The Republic of Panama
Ministerio de Economía y Finanzas Dirección de Crédito Público Vía España y Calle 52 Edificio Ogawa, Piso 4 Apartado 2694, Zona 3 Panama, Republic of Panama

UNDERWRITER

Deutsche Bank Securities Inc.
60 Wall Street New York, New York 10005 United States

FISCAL AGENT

JPMorgan Chase Bank, N.A. 4 New York Plaza 15th Floor New York, New York 10004 United States

LEGAL ADVISORS

To Panama as to U.S. law:	To the underwriter as to U.S. law:
Arnold & Porter LLP	Sullivan & Cromwell LLP
399 Park Avenue New York, New York 10022 United States	125 Broad Street New York, New York 10004 United States

To Panama as to Panamanian law:	To the underwriter as to Panamanian law:
Lic. Oscar Emilio Ceville Procurador de la Administración Apartado Postal 10288 Panama 4, Republic of Panama	Arias, Fábrega & Fábrega Edificio Plaza 2000 Calle 50, Apartado 6307 Panama 5, Republic of Panama

LISTING AGENT

Deutsche Bank Luxembourg S.A.

2, Boulevard Konrad Adenauer

L-1115 G.D. Luxembourg

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. The Republic of Panama has not authorized anyone to provide you with different information. The Republic of Panama is not making an offer of the global bonds in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus, or the information the Republic of Panama has previously filed with the Securities and Exchange Commission and incorporated by reference in this prospectus supplement and the accompanying prospectus, is accurate as of any date other than their respective dates.

Prospectus Supplement

Republic of Panama

US$ 250,000,000

8.125% Global Bonds due 2034

Deutsche Bank Securities

Prospectus Supplement

August 4, 2005